EXHIBIT 99.1

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

            The unaudited consolidated pro forma consolidated statements of operations should be read in conjunction with the Footnotes to the unaudited Pro Forma financial statement data included hereto and our Form 10-K for the year ended January 31, 2002, and all amendments thereto. The pro forma consolidated statement of operations is unaudited. A pro forma balance sheet is not presented as the acquisition of NetCel360 Holdings Limited ("NetCel360") has been reflected in the consolidated balance sheet of the company as of January 31, 2002 filed in our Form 10-K for the year ended January 31, 2002.

            The unaudited pro forma statement of operations is based on the individual statements of operations of Vsource and NetCel360 and combines the results of operations of Vsource and NetCel360 (acquired by Vsource as of June 22, 2001) for the year ended January 31, 2002, as if the acquisition had occurred on February 1, 2001. The unaudited pro forma statement of operations was assembled using NetCel360's statement of operations for the period from February 1, 2001 to June 30, 2001.

            The pro forma consolidated statement of operations is not intended to represent what the operating results would actually have been for the periods indicated or to project the operating results for any future period. The pro forma adjustments are based upon currently available information and assumptions that management believes are reasonable.

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Vsource, Inc.
and Subsidiaries

Unaudited Pro Forma Statement of Operations for the year ended January 31, 2002
(US$'000)

	Vsource, Inc. Year ended January 31, 2002	NetCel360 Period from January 31, 2001 to June 22, 2001	Adjustment	Pro Forma Combined
Revenue from
Services	$9,940	$1,442		$11,382
Products	2,772	--		2,772

	12,712	1,442		14,154
Cost and Expenses:
Cost of Revenue from
Services	6,159	3,399		9,558
Products	2,631	--		2,631

	8,790	3,399		12,189
Selling, general and administrative expenses	11,171	7,261	(93)(p)	18,339
Research and development expenses	2,269			2,269
\ Amortization of stock-based compensation	3,116			3,116
Impairment of long-lived assets	4,079			4,079

Total costs and expenses	29,425	10,660	(93)	39,992

Operating loss	(16,713)	(9,218)	(93)	(25,838)
Interest & other income (expense), net	(567)	35		(532)
Non-cash beneficial conversion feature expenses	(2,824)	-		(2,824)

Loss from continuing operations	(20,104)	(9,183)	(93)	(29,194)
Provision for income taxes	-	142		142

Net loss from continuing operations	(20,104)	(9,041)	(93)	(29,052)

Basic and diluted weighted average number of common shares outstanding(r)	1,079			1,184(q)
Basic and diluted net loss per share from continuing operations(r)	$(20.60)			$(24.60)

Footnotes to the unaudited Pro Forma financial statement data:

(p)	Reversal of depreciation for the write down of the assets for the negative goodwill that arose on the acquisition of NetCel360.
(q)	Average number of shares of common stock outstanding for the year ended January 31, 2002 was calculated as if 185,486 shares of common stock issued to acquire NetCel360 had been outstanding from February 1, 2001.
(r)	In August 2002, our shareholders approved a 20-to-1 reverse stock split that became effective on November 20, 2002. All common stock and per share common stock information has been adjusted to reflect the reverse stock split.